UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)

NVR, Inc.

11700 Plaza America Drive, Suite 500

Reston, Virginia 20190

(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Report of Independent Registered Public Accounting Firm

Profit Sharing Trust Committee

NVR, Inc. and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP

McLean, VA

June 10, 2005

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

(in thousands)

	December 31,
	2004	2003
Assets
Investments:
Plan interest in master trust, at fair value	$228,960	$172,191
Loans to participants, at cost	4,121	3,687
Receivables:
Employee contributions	16	14
Interest, dividends and other	80	695

Total receivables	96	709

Total assets	233,177	176,587

Liabilities
Due to participants	226	239

Total liabilities	226	239

Net assets available for plan benefits	$232,951	$176,348

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2004

(in thousands)

Additions to net assets attributable to:

Participation in investment income of master trust:
Net appreciation in fair value of investments	$52,629
Interest and dividends	2,918

55,547

Contributions:
Employee	13,268
Employer	10
Rollovers	873

14,151

Total additions	69,698

Deductions from net assets attributable to:

Benefits paid to participants	(13,070)
Administrative expenses	(25)

Total deductions	(13,095)

Net increase in assets available for plan benefits	56,603
Net assets available for plan benefits at beginning of year	176,348

Net assets available for plan benefits at end of year	$232,951

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2004 and 2003

(dollars in thousands)

1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. (“NVR” or “the Company”) and its affiliated companies (collectively, the “Sponsor”). The Plan is administered by a Profit Sharing Trust Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan includes a Voluntary Salary Deferment Program (“VSDP”) which currently permits eligible Plan participants to defer from 1% to 13% of their current salary on a pre-tax and post-tax basis into the Plan for investment. All funds, except for the Loan fund, are available for VSDP employee contributions. A participant’s pre-tax deferral was limited to a maximum contribution of $13 and $12 during 2004 and 2003, respectively. Participants may change their salary deferment percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan was amended to allow participants the option of making “catch-up” contributions to the Plan. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for 2004 was $3.

In accordance with the Plan, the Company may declare a program of matching contributions. In 2004 and 2003, the Company matched up to the first five hundred dollars contributed by the individual participants to the VSDP. All matching contributions were made in the form of Company stock to the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (the “ESOP Plan”).

Vesting and Forfeitures

Each fund’s income and expenses are allocated to participants daily in relation to their respective account balances. Employees vest in Company matching contributions contributed prior to January 1, 2002 at the rate of 20% per year beginning with the completion of their third year of service. Company matching contributions made after December 31, 2001 vest at the rate of 20% per year beginning with the completion

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2004 and 2003

(dollars in thousands)

of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDP account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to the participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $90 in 2004 were allocated to participant accounts in 2005.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their participant contributions. The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Such amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account. These amounts are also not subject to the allocation of employer contributions or forfeitures.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% for Plan Years 2004 and 2003. All loans are subject to specific repayment plans and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Sponsor. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant.

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2004 and 2003

(dollars in thousands)

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date.

Investment Transactions and Valuation

Valuation of Investment Securities

In accordance with the policy of stating master trust investments at fair market value, net unrealized gains and losses are measured and recognized in the statement of changes in net assets available for plan benefits as the difference between the market value of investments remeasured at the financial statement date and the market value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year.

Investment Transactions

Purchase and sale transactions are recorded on a trade-date basis. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year. Dividends are recorded on the ex-dividend date.

Participant loans receivable are valued at cost, which approximates fair value.

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2004 and 2003, refunds of $226 and $239, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the statement of changes in net assets available for plan benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3.	Investments

The assets of the Plan are maintained in a master trust with the assets of the ESOP Plan. The Plan’s share of changes in the trust and the value of the trust fund have been reported to the Plan by the trustees as having been determined through the use of fair values for all assets and liabilities. The undivided interest of each

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2004 and 2003

(dollars in thousands)

Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 27% and 29% as of December 31, 2004 and 2003, respectively.

The following table presents the fair values of the investments in the master trust:

	December 31,
	2004	2003
Investments at fair value:
NVR, Inc. common stock	$694,620	$489,840
Investments in Registered Investment Companies	148,251	100,628
Other common stock	1,064	851
Interest-bearing cash	422	419

Total	$844,357	$591,738

The interests of each of the plans participating in the master trust net investment assets at December 31, 2004 and 2003 were as follows:

	2004	2003
NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$615,397	$419,547
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	228,960	172,191

Net investment assets in master trust	$844,357	$591,738

Investment income for the master trust for the year ended December 31, 2004 was as follows:

Net investment gain in appreciation of common stock	$282,530
Net investment gain in Registered Investment Companies	9,275
Interest	20
Dividends	3,427

Net investment income in master trust	$295,252

The interests of each of the plans participating in the investment income in the master trust for the year ended December 31, 2004, was as follows:

NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$239,705
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	55,547

Net investment income in master trust	$295,252

PROFIT SHARING PLAN OF

NVR, INC. AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2004 and 2003

(dollars in thousands)

The investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets each year, were as follows:

	December 31,
	2004	2003
	Current Value	Current Value
Registered Investment Companies:
Fidelity Equity Inc. II Fund	$26,661	$25,175
Fidelity Growth Company Fund	20,042	18,844
Fidelity Managed Income Portfolio Fund	20,917	16,584
Fidelity Balanced Fund	15,567	13,703
Employer securities:
NVR, Inc. Common Stock	$105,491	$70,293

4.	Tax Status

The Plan received its latest determination letter on February 17, 2000 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan administrator, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

5.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

6.	Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

7.	Parties-In-Interest

At December 31, 2004 and 2003, Plan investments of $110,189 and $91,374, respectively, are with parties-in-interest as they are investment funds of the Trustee and Recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

June 29, 2005

NVR, Inc.

By:	/s/ Dennis M. Seremet
Dennis M. Seremet
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm